

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile

August 30, 2010

Richard H. Irving, III, Esq.
Senior Vice President, General Counsel and Secretary
Blount International, Inc. and Blount, Inc.
4909 SE International Way
Portland, Oregon 97222

> **Re:** **Blount International, Inc. and Blount, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 9, 2010**
> **File No. 333-168689**

Dear Mr. Irving:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please revise the prospectus cover to identify the guarantees. See Item 501(b)(2) of Regulation S-K.

Incorporation of Certain Documents by Reference, page 21

2. Please revise to incorporate the description of your common stock that is contained in the applicable Exchange Act registration statement. Refer to paragraph (a)(3) of Item 12 of Form S-3.

Exhibits, page II-2

3. We note disclosure that you plan to file the Form T-1 as an exhibit to a current report on Form 8-K. The Statement of Eligibility of the Trustee on Form T-1 must be filed as

Exhibit 25 to the registration statement before the effective date of the registration statement or no later than two business days after the beginning of the delayed offering. If the T-1 is filed on a delayed basis, the registrant must file the Form T-1 separately under the electronic form type "305B2". Refer to Interpretation 220.01 of the Division's Trust Indenture Act Compliance and Disclosure Interpretations. Please revise.

Undertakings, page II-4

4. Please revise to include only those undertakings applicable to you and your offering. For instance, the Item 512(a)(5)(ii) and 512(i) undertakings do not appear to apply to this offering.

Signatures, page 13

5. Please revise to also include the signatures of the principal financial officer and the controller or principal accounting officer.

Exhibit 5.1

6. Please have counsel confirm to us that it concurs with our understanding that its reference to the Delaware General Corporation Law also means all Delaware statutes and Delaware court decisions that affect the interpretation of the General Corporation Law or have counsel revise the scope of the opinion to include these additional sources of applicable Delaware law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: George E. Zobitz, Esq. (*Via facsimile 212/ 474-3700*)
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019